SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

SEC File Number 1-5759

NOTIFICATION OF LATE FILING

     (Check One):       ☑ Form 10-K       ☐ Form 11-K       ☐ Form 20-F       ☐ Form 10-Q       ☐ Form N-SAR

For Period Ended: December 31, 2004

☐	Transition Report on Form 10-K

☐	Transition Report on Form 20-F

☐	Transition Report on Form 11-K

☐	Transition Report on Form 10-Q

☐	Transition Report on Form N-SAR

For the Transition Period Ended:

     Read instruction (on back page) before preparing form. Please print or type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify item(s) to which the notification relates:

Part I. Registrant Information
Part II. Rule 12b-25(b) and (c)
Part III. Narrative
Part IV. Other Information

Part I. Registrant Information

Full name of registrant Vector Group Ltd.

Former name if applicable

Address of principal executive office (Street and number)

100 S.E. Second Street

City, State and Zip Code Miami, Florida 33131

Part II. Rule 12b-25(b) and (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

☑	(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☑	(b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III. Narrative

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR, N-CSR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed).

     Pursuant to rules and regulations established by the Securities and Exchange Commission and the Public Company Accounting Oversight Board to implement Sections 404(a) and 404(b) of the Sarbanes-Oxley Act of 2002, we are required to include in our annual report on Form 10-K for the year ended December 31, 2004 a report of our management on our internal control over financial reporting including an assessment of the effectiveness of our internal control over financial reporting and an attestation report of our independent registered certified public accounting firm on our management’s assessment of our internal control over financial reporting and the effectiveness of internal control over financial reporting.

     Due to our delays in completing these requirements, we were unable to file our annual report on Form 10-K for the year ended December 31, 2004 without unreasonable effort or expense by March 16, 2005.

     We anticipate that we will file our complete annual report on Form 10-K for the year ended December 31, 2004 on or before the fifteenth day following the prescribed due date.

Part IV. Other Information

     (1)     Name and telephone number of person to contact in regard to this notification.

Richard J. Lampen	305	579-8000

(Name)	(Area Code)	(Telephone Number)

     (2)     Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☑ Yes            ☐ No

     (3)     Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☑ Yes            ☐ No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     Our results of operations to be reflected in the financial statements in the Form 10-K will be consistent with the statements of operations attachment hereto. Our revenues for the year ended December 31, 2004 were $498.9 million compared with $529.4 million for the year ended December 31, 2003. Our net income for the year ended December 31, 2004 was $6.7 million, or $0.16 per diluted share, compared with a net loss of $15.6 million, or $0.38 per diluted share, for the year ended December 31, 2003.

Vector Group Ltd.

(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 17, 2005	By:	/s/ Richard J. Lampen
		Name:	Richard J. Lampen
		Title:	Executive Vice President

VECTOR GROUP LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(Dollars in Thousands, Except Per Share Amounts)

	Three Months ended		Twelve Months ended
	December 31,		December 31,
	2004	2003	2004	2003
Revenues:
Tobacco*	$127,991	$127,589	$498,860	$529,385

Total revenues	127,991	127,589	498,860	529,385
Expenses:
Cost of goods sold (including inventory Impairment of $0, $0, $37,000 and $0)	73,316	77,105	325,663	339,617
Operating, selling, administrative and general expenses	36,730	38,222	144,051	167,978
Restructuring and impairment charges	6,155	1,221	13,699	21,300

Operating income	11,790	11,041	15,447	490
Other income (expenses):
Interest and dividend income	1,015	1,280	2,563	4,696
Interest expense	(7,064)	(6,305)	(25,077)	(26,592)
Loss on extinguishment of debt	(4,694)	—	(5,333)	(1,721)
Gain on investments, net	2,776	879	8,664	1,955
Gain on sale of assets	—	478	—	478
Equity (loss) income from non-consolidated real estate businesses	(45)	265	9,782	901
Other, net	67	(2)	60	19

Income (loss) from continuing operations before provision (benefit) for income taxes and minority interests	3,845	7,636	6,106	(19,774)
(Benefit) provision for income taxes	(9,585)	4,741	(6,960)	(666)
Minority interests	(4,803)	532	(9,027)	2,976

Income (loss) from continuing operations	8,627	3,427	4,039	(16,132)
Discontinued operations:
Income from discontinued operations	79	122	458	522
Gain on disposal of discontinued operations, net of minority interests	2,231	—	2,231	—

Gain from discontinued operations	2,310	122	2,689	522

Net income (loss)	$10,937	$3,549	$6,728	$(15,610)

Per basic common share:
Income (loss) from continuing operations	$0.21	$0.08	$0.10	$(0.40)

Income from discontinued operations	$0.05	$0.01	$0.06	$0.02

Net income (loss) applicable to common shares	$0.26	$0.09	$0.16	$(0.38)

Basic weighted average common shares outstanding	41,749,129	40,824,261	41,403,744	40,681,214

Per diluted common share:
Income (loss) from continuing operations	$0.20	$0.08	$0.10	$(0.40)

Income from discontinued operations	$0.05	$—	$0.06	$0.02

Net income (loss) applicable to common shares	$0.25	$0.08	$0.16	$(0.38)

Diluted weighted average common shares outstanding	43,488,690	42,938,565	43,222,027	40,681,214

*Revenues and Cost of goods sold include excise taxes of $42,945, $45,874, $175,674 and $195,342, respectively.